Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B of the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved BlackRock International Limited to replace BlackRock Investment Management, LLC as the investment sub-adviser for the JNL/BlackRock Natural Resources Fund, effective September 25, 2017, thereby terminating the Agreement with respect to the JNL/BlackRock Natural Resources Fund, effective September 25, 2017.

Whereas, the Parties agreed to amend the Agreement to remove the JNL/BlackRock Natural Resources Fund and its fees, effective September 25, 2017.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated September 25, 2017, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 25, 2017, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of September 25, 2017.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Kerrianne Berneck
Name:	Mark D. Nerud	Name:	Kerrianne Berneck
Title:	President and CEO	Title:	Director

Schedule A
Dated September 25, 2017

Funds	Subsidiaries
JNL/BlackRock Global Allocation Fund	JNL/BlackRock Global Allocation Fund Ltd.
JNL/BlackRock Large Cap Select Growth Fund	N/A

A-1

Schedule B
Dated September 25, 2017
(Compensation)

JNL/BlackRock Global Allocation Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.42%
$500 Million to $1.5 Billion	0.40%
Amounts over $1.5 Billion	0.375%

JNL/BlackRock Large Cap Select Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $1.5 Billion	0.25%
$1.5 Billion to $2.5 Billion	0.21%
Amounts over $2.5 Billion	0.19%

B-1